SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC

6 November, 2015

COMPLETION OF CAPITAL RETUrN AND RESULT OF ELECTIONS

Ryanair, Europe's favourite airline, provides an update in relation to the Return of Cash detailed in the Circular issued by the Company dated 28 September, 2015:

Result of Elections

As at the Election Deadline at 1.00 p.m. on 5 November, 2015, Shareholders' elections or, as the case may be, deemed elections for the B Share Choices were as follows:

	No. of B Shares	%
Redemption Option*	690,089,366	51.0
B Share Dividend**	663,060,175	49.0
Total	1,353,149,541

*Redemption Option

Shareholders (other than as noted below) who did not make a valid election by the Election Deadline have been automatically deemed to have elected for the Redemption Option in respect of all of their B Shares.

**B Share Dividend

The B Share Dividend of €0.2942 per B Share has been declared and is payable to those holders of B Shares who elected for or, who in the case of Restricted Shareholders and Holders of Existing ADSs, were deemed to have elected for the B Share Dividend.

In accordance with the Articles of Association of the Company, following the declaration of the B Share Dividend, all B Shares in respect of which the B Share Dividend was declared were converted into Deferred Shares. The Deferred Shares are not listed and, in practice, have no economic or other rights. In accordance with the procedure set out in the Circular, the Company purchased all of the Deferred Shares held by Shareholders who received the B Share Dividend for nil consideration and the Deferred Shares will be cancelled by the Company.

Payments to Shareholders

By 16 November, 2015, (i) cheques are expected to be despatched to the relevant Shareholders in respect of B Shares redeemed under the Redemption Option; (ii) cheques are expected to be despatched to the relevant Shareholders in respect of the B Share Dividend; and (iii) cheques are expected to be despatched in respect of the proceeds of the sale of fractional entitlements (save in respect of amounts less than €5.00 which will be retained by the Company).

Payment to ADS Holders

On or about 27 November, 2015 payment of the B Share Dividend (net of the Depositary's fee of US$0.02 per Existing ADS and any applicable expenses and taxes) will be made to ADS Holders by the ADS Depositary.

Defined terms used in this announcement have the same meaning as in the Circular issued by the Company dated 28 September, 2015.

ENDS

For further information
please contact:           Robin Kiely                           Joe Carmody
                                     Ryanair Ltd                          Edelman Ireland
                                    Tel: +353-1-9451949              Tel: +353-1-6789333
                                   press@ryanair.com              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06, November, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary